EXHIBIT 3.29

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

RENNOVA HEALTH, INC.

It is hereby certified that:

1.	The name of the corporation is Rennova Health, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”).
2.	The Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting Article FOURTH, Paragraph A thereof and inserting in lieu of said Paragraph the following new Article FOURTH, Paragraph A:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is fifty billion five million (50,005,000,000) shares, comprised of fifty billion (50,000,000,000) shares of Common Stock, par value $.0001 per share, and five million (5,000,000) shares of Preferred Stock, par value $0.01 per share. The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock pursuant to the terms thereof.”

3.	The amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be executed by its duly authorized officer this 5th day of November, 2021.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Title:	Chief Executive Officer and President